

February 11, 2015

Via E-mail
Mr. Jeff Lupinacci
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

      Re: **Iconix Brand Group, Inc.**
              Form 10-K for the Year Ended December 31, 2013
              Filed February 27, 2014
              Response Dated January 20, 2015
              File No. 001-10593

Dear Mr. Lupinacci:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Financial Statements and Supplementary Data, page 45
Note 1. Summary of Significant Accounting Polices, page 69
Goodwill and Other Intangibles, page 72

1.   We note your response to comment one from our letter dated January 14, 2015. We continue to consider your response and may have additional comments.

Note 3. Acquisitions, Joint Ventures and Investments, page 75
Acquisitions, page 75

2.   We note in your response to comment two of our letter dated January 14, 2015 that your comprehensive approach to monetizing your brands is collectively pursued in an opportunistic manner that maximizes a shareholder's return on the Company's investment in its brands. Please further explain to us the primary business purpose of the (1) initial formations of your international joint ventures between 2012 and 2014, (2) subsequent sales of your wholly owned trademarks in certain international locations to existing joint ventures or licensees (December 2013, June and September 2014), and (3) sale of your controlling interest in OP Japan to your joint venture partner (December 2012). In your response, clearly explain the circumstances that lead to each of these transactions and how each transaction constitutes ongoing or central operations of your business. In connection with this, please also address the following in your response:

- Explain why you do not describe your comprehensive approach to monetizing your brands under the business section of your most recent Form 10-K, if you believe these transactions are part of your ongoing or central operations.

- Tell us how you considered the frequency of these transactions relative to the ongoing transactions under your strategic licenses with licensees when determining that revenue classification is appropriate.

- Explain how you budgeted for these transactions, describe the circumstances leading to a decision to enter into each transaction, and identify the individual(s) who is responsible for negotiating and executing these transactions. For example, clarify if the sale of a trademark is a normal event in the life cycle of a trademark, if trademarks are routinely marketed for sale at all times, if trademarks are sold only when they are determined to be underperforming, or if other circumstances may lead you to sell a trademark.

3. Please separately provide us with the following information with respect to each transaction noted in comment two above, to the extent applicable, so we may better understand the terms of these transactions and your accounting for them:

    •   The material terms of any agreements made with the transaction counterparty or owner(s) of the counterparty (e.g., minimum revenue guarantees, put or call options, etc.).

    •   The form of consideration (e.g. cash, note receivable, etc.) that was given to the Company from the transaction counterparty, including the amount for each type of consideration and the material terms of any notes receivable.

    •   Computation of the gain recorded for financial reporting purposes, to the extent that you have not previously provided this information to us.

    •   The basis under US GAAP for immediate gain (or revenue) recognition, including your consideration of any long-term note receivable due to the company from the joint venture partner in arriving at your conclusion. In this regard, it is unclear to us how the notes receivable resulting from the June and September 2014 transactions would represent cash.

    •   Tell us how you initially accounted for any guarantees included in each transaction and how you considered ASC 460.

    •   A detailed ASC 810 analysis to support your conclusion that each joint venture is not a variable interest entity and not subject to consolidation, based on the corporate structure, voting rights and contributions of the Company and the joint venture partner.

4. We note your response to comment two of our letter dated January 14, 2015, and it appears to us that you believe the gains resulting from each transaction noted in comment two above represents revenue under FASB Concept Statement No. 6. We further note that the Company guaranteed minimum distributions relating to royalty revenue on specified brands under the June and September 2014 joint venture transactions, that certain joint ventures agreements include put and call options, and that the consideration for certain transactions was in the form of a note receivable. For each transaction noted in comment two above, please provide us with your detailed revenue recognition analysis to support that (1) persuasive evidence of an arrangement exits, (2) delivery has occurred, including why you believe the risk and rewards of ownership have transferred for each transaction, (3) the seller's price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. Refer to ASC 605-10-S99.

5.   We note in your response to comment five of our comment letter dated December 15, 2014 that you included the note receivable in your calculation of the recorded gain on the June and September 2014 transactions. Please further explain why you believe the long-term note receivable due to your from the counterparty represents cash.

Form 8-K filed October 29, 2014
Exhibit 99.1

6.   We note your response to comment three of our letter dated January 14, 2015. We are unable to reconcile the amounts included in your reconciliation for each change in the balance sheet account for the nine months ended September 30, 2014 to the changes in your balance sheet. Please clearly explain to us what the amounts in your reconciliation represent, and how they were determined.

7.   You have proposed to clarify in your definition of free cash flow that it excludes certain changes in balance sheet items, including the timing of payments to be received on long-term receivables. We believe that items which are not settleable into cash in the short-term should be excluded from measures identified as free cash flow. Please revise.

8.   You state in footnote (5) you believe the measure is useful because it provides supplemental information to assist investors in evaluating the Company's financial condition. Please revise this disclosure to further explain and clarify how this measure is meaningful and useful to investors.

      You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

      Sincerely,

      /s/Tia L. Jenkins

      Tia L. Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and
      Mining